EXHIBIT 99.1

First Mining Initiates Metallurgical Study at Springpole Gold Project

VANCOUVER, British Columbia, June 11, 2018 (GLOBE NEWSWIRE) -- First Mining Gold Corp. (“First Mining” or the “Company”) (TSX:FF) (OTCQX:FFMGF) (FRANKFURT:FMG) is pleased to announce that it has commenced a metallurgical study on the Company’s Springpole Gold Project (“Springpole”) located in northwestern Ontario, and it has selected M3 Engineering and Technology Corporation (“M3”) to lead this study.

The primary purpose of this metallurgical study is to determine the optimal flow sheet for Springpole. M3 will supervise the design and execution of the test work program, and the results from the study are expected to be incorporated into the preparation of a Pre-Feasibility Study (“PFS”) for Springpole, expected to be completed in 2019.

A secondary focus of the study is to attempt to improve the recovery of gold for the current whole-ore Carbon-in-Pulp (“CIP”) flowsheet developed in the 2017 Preliminary Economic Assessment (“PEA”) as well as optimize recovery for the flotation flowsheet being investigated.

M3 is a full-service international engineering firm providing engineering, procurement and construction management services to the minerals industry.  Founded in 1986, M3 has engineered and managed the construction of over $5.0 billion in mining projects and has won numerous awards, including two dozen prestigious awards from 2005 to 2016 including several Awards of Excellence in structural engineering and the American Mining Hall of Fame's 2007 Mining Foundation of the Southwest Industry Partnership Award.

Jeff Swinoga, President and CEO of First Mining commented, “Launching this metallurgical study is a significant milestone that will improve our understanding of the processing options at Springpole.  We are also very pleased to have engaged a reputable, first-class engineering company such as M3, with their substantial expertise in successfully building processing plants in the mining industry.   By determining the optimal flow sheet, we can move forward with a PFS for Springpole while we continue to advance the Environmental Assessment and permitting processes.  By potentially increasing the estimated gold recoveries, we may be able to significantly improve the already attractive economics of Springpole, which is considered one of the largest undeveloped gold projects in Canada.”

Daniel H. Neff, Chairman of M3 stated, “We are pleased that First Mining has chosen M3 to investigate processing options for the Springpole project.  We are hopeful this engagement will lead to future work with First Mining, whether it’s their flagship Springpole project’s PFS or one of their four other significant gold projects in eastern Canada.”

The PEA for Springpole, which was completed in October 2017, contemplated a whole-ore CIP flowsheet; however, the Company will continue investigation of a flotation process with leaching of the flotation concentrate. While whole-ore CIP was demonstrated as an appropriate process in prior test work, the flotation route, if deemed feasible, could potentially result in savings in both operating and capital costs, as well as improved recovery.

Dr. Chris Osterman, P.Geo., COO of First Mining, is the “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and he has reviewed and approved the scientific and technical disclosure contained in this news release.

About the Springpole Project

Springpole is one of the largest undeveloped gold projects in Canada and covers over 32,000 hectares in northwestern Ontario.  The 207 PEA for Springpole projected average annual payable production of 296,500 ounces of gold (Oz. Au) and 1,632,000 ounces of silver (Oz. Ag) for the life of the mine. The PEA also estimated an after-tax net present value at a 5% discount rate of US$792 million and an after-tax internal rate of return of 26.2% for the base case. The project hosts an NI 43-101 Indicated Resource of 139.1 million tonnes (Mt) at 1.04 grams per tonne (g/t) Au, 5.4 g/t Ag, containing 4,670,000 Oz. Au and 24,190,000 Oz. Ag. In addition, there is an Inferred Resource of 11.4 Mt with an average grade of 0.63 g/t Au, 3.1 g/t Ag, containing 230,000 ounces of gold and 1,120,000 ounces of silver.

Readers are cautioned that the 2017 PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2017 PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Actual results may vary, perhaps materially.  The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue which may materially affect this estimate of mineral resources.  The projections, forecasts and estimates presented in the 2017 PEA constitute forward-looking statements and readers are urged not to place undue reliance on such forward-looking statements.  Additional cautionary and forward-looking statement information is detailed at the end of this news release.

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America.  Having assembled a large resource base of 7 million ounces of gold in the Measured and Indicated categories and 5 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its assets towards production.  The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States.

For further information, please contact Jeff Swinoga, President and CEO at 416-816-0424, or Derek Iwanaka, Vice President of Investor Relations at 604-639-8824, or visit our website at www.firstmininggold.com.

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this news release.  Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) M3 supervising the design and execution of the metallurgical test work program for Springpole; (ii) the incorporation of the results from the metallurgical test work program into a Pre-Feasibility Study for Springpole; (iii) preparation of a Pre-Feasibility Study for Springpole commencing in 2019; (iv) the potential improvement in gold recoveries for the current whole-ore CIP flowsheet developed in the 2017 PEA for Springpole; (v) the metallurgical test work program for Springpole improving the Company’s understanding of the processing options; (vi) improving the economics of Springpole and any potential savings in operating and capital costs from a flotation process as opposed to a whole-ore CIP process; (vii) the 2017 PEA representing a viable development option for Springpole; (viii) construction of a mine at Springpole and related actions; (ix) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (x) the estimated amount of future production, both produced and metal recovered; and (xi) life of mine estimates and estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine constructed at Springpole.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them.  The most significant assumptions are set forth above, but generally these assumptions include: (i) the success in realizing the objectives of the metallurgical test work program; (ii) the presence of and continuity of metals at the Project at estimated grades; (iii) the geotechnical and metallurgical characteristics of rock conforming to sampled results, including the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iv) the capacities and durability of various machinery and equipment; (v) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (vi) currency exchange rates; (vii) metals sales prices and exchange rate assumed; (viii) appropriate discount rates applied to the cash flows in the economic analysis; (ix) tax rates and royalty rates applicable to the proposed mining operation; (x) the availability of acceptable financing under assumed structure and costs; (xi) metallurgical performance; (xii) reasonable contingency requirements; (xiii) success in realizing proposed operations; (xiv) receipt of permits and other regulatory approvals on acceptable terms; and (xv) the fulfillment of environmental assessment commitments and arrangements with local communities.  Although the Company’s management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience.  We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.  These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) general risks relating to metallurgical test work programs; (ii) variations in rates of recovery and extraction; (iii) the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; (iv) developments in world metals markets; (v) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (vi) increases in the estimated capital and operating costs or unanticipated costs; (vii) difficulties attracting the necessary work force; (viii) availability of necessary financing and any increases in financing costs or adverse changes to the terms of available financing, if any; (ix) tax rates or royalties being greater than assumed; (x) changes in development or mining plans due to changes in logistical, technical or other factors; (xi) changes in project parameters as plans continue to be refined; (xii) risks relating to receipt of permits and regulatory approvals; (xiii) delays in stakeholder negotiations (including negotiations with affected First Nation groups); (xiv) changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; (xv) the effects of competition in the markets in which First Mining operates; (xvi) operational and infrastructure risks; (xvii) management’s discretion to refocus the Company’s exploration efforts and/or alter the Company’s short and long term business plans; and (xviii) the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2017 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in First Mining’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”.  Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or Pre-Feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable.  Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

A photo accompanying this announcement is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/fcd24623-889b-48aa-8d9b-3597d1d73464